Exhibit 99.1

Triple Flag Announces Record Full Year and Fourth Quarter 2022 Results

TORONTO--(BUSINESS WIRE)--February 21, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the fourth quarter and full year of 2022 and declared a dividend of US$0.05 per common share to be paid on March 15, 2023. All amounts are expressed in US dollars unless otherwise indicated.

“2022 was a year of solid performance and transformation for Triple Flag – our first full year as a publicly listed company,” commented Shaun Usmar, Founder and CEO. “We delivered our sixth consecutive annual GEOs sales record (84.6 koz), achieved a new quarterly GEOs sales record (25.4 koz) during the fourth quarter, listed on the NYSE, built upon our top-tier ESG performance, and announced the largest transaction since our inception with the acquisition of Maverix Metals Inc. for $606 million. The acquisition was a key highlight for the year, creating the leading gold-focused, emerging senior streaming and royalty company. Already the combined company has enjoyed materially increased trading liquidity and we are well advanced on integration and delivering the identified $7 million per annum in synergies. During the year, Triple Flag received its inaugural Sustainalytics score that ranked us 4th of 114 companies across the global precious metals industry, and was accredited as a “Great Place to Work” in Canada, showcasing important elements of our pragmatic commitment to excellence in ESG.”

“We enter 2023 as the fourth-largest gold-focused streaming and royalty company, with an enhanced portfolio, robust growth outlook, materially increased trading liquidity, leading dividend yield, low leverage, and over $600 million in available capital to deploy on new deals amidst a busy pipeline. I’m excited about the possibilities our enhanced platform offers our stakeholders as we to continue our pursuit in growing value per share.”

Record Full Year 2022 and Q4 2022 Financial Highlights

		2022		Q4 2022
		vs		vs
	FY2022	2021	Q4 2022	Q4 2021

Revenue	$151.9 million	+1%	$43.9 million	+19%
Gold Equivalent Ounces (“GEOs”)[1]	84,571	+1%	25,428	+23%
Operating Cash Flow	$118.4 million	-1%	$36.7 million	+27%
Net Earnings	$55.1 million ($0.35/share)	+21%	$15.5 million ($0.10/share)	+16%
Adjusted Net Earnings[2]	$61.8 million ($0.40/share)	+7%	$18.3 million ($0.12/share)	+36%
Adjusted EBITDA[3]	$117.7 million	-5%	$33.0 million	+14%
Asset Margin[4]	91%	nil	91%	Nil
Cash Cost per GEO[5]	$165	+2%	$157	-1%

Building the Next Senior Streamer

Disciplined Growth and Gold Focused

  Synergistic acquisition of Maverix
  Solidifies Triple Flag as the leading gold-focused, emerging senior streamer

Diversified, High-quality Portfolio and Embedded Growth

  27% GEO growth from 2022 expected for 2023 from 27 assets
  Leading growth profile of +140 koz GEOs (2024-2028E avg.)

Robust Cash Flow and Strong Balance Sheet

  Generated $118.4 million in operating cash flow in 2022
  +$600M in available liquidity

Superior ESG Practices are Core

  Ranked 4th of 114 companies in the global precious metals sector by Sustainalytics
  Committed to our long-term goal of net zero emissions by 2050

GEOs Sold by Commodity, Revenue by Commodity, and Financial Highlights Summary Table

	Three Months Ended December 31		Year Ended December 31
($ thousands except GEOs, Asset Margin, Cash Costs per GEO, and per share numbers)	2022	2021	2022	2021
GEOs[1]
Gold	11,199	10,614	44,786	41,143
Silver	12,684	8,586	34,052	38,229
Other	1,545	1,405	5,733	4,230
Total	25,428	20,605	84,571	83,602

Revenue
Gold	19,328	19,054	80,533	74,035
Silver	21,892	15,414	61,051	68,777
Other	2,666	2,522	10,301	7,609
Total	43,886	36,990	151,885	150,421
Net Earnings	15,460	13,381	55,086	45,527
Net Earnings per Share	0.10	0.09	0.35	0.31
Adjusted Net Earnings[2]	18,265	13,409	61,848	57,563
Adjusted Net Earnings per Share[2]	0.12	0.09	0.40	0.39
Operating Cash Flow	36,721	28,997	118,376	120,015
Operating Cash Flow per Share	0.24	0.19	0.76	0.81
Adjusted EBITDA[3]	33,012	28,880	117,667	123,485
Asset Margin[4]	91%	91%	91%	91%
Cash Costs per GEO[5]	157	159	165	161

Corporate Updates

  Closing of Maverix Transaction: Subsequent to quarter-end, on January 19, 2023, Triple Flag successfully completed the acquisition of Maverix Metals Inc. (“Maverix”). In aggregate, Triple Flag issued 45.1 million common shares of the Company and paid $86.7 million to former Maverix shareholders. Upon closing of the transaction, existing Triple Flag and former Maverix shareholders owned approximately 78% and 22% of the pro forma outstanding shares of Triple Flag, respectively. We are well advanced with our integration of the two businesses and on track to delivering the $7 million in annualized synergies.
  Appointment of Ms. Elizabeth Wademan to the Company’s Board of Directors: Ms. Elizabeth Wademan has been appointed to Triple Flag’s Board of Directors. Ms. Wademan is a corporate executive and director with over 24 years of capital markets and operational experience as a senior executive. Ms. Wademan is currently President and CEO of the Canada Development Investment Corporation. Prior to her current roles, Ms. Wademan had a long career in investment banking at BMO Capital Markets, where she was one of the firm’s most senior professionals and was Head, Global Metals & Mining Equity Capital Markets, where she advised on many of the most formative and transformational transactions in the resource sector on the continent.
  Gross Revenue Return and Stream on Prieska: On December 13, 2022, Triple Flag announced that it had entered into definitive agreements for the acquisition of the A$10 million gross revenue return (“GRR”) and $80 million gold and silver stream (“Stream”) on the Prieska Copper-Zinc Mine with Orion Minerals Ltd. (“Orion”) that was previously announced in May 2022. The GRR provides Triple Flag with an entitlement to 0.8% of gross revenue. The Stream provides for Orion to deliver to Triple Flag 84% of payable gold and 84% of payable silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, are delivered. The stream rate for each of gold and silver is then reduced to 50% for the remaining mine life upon reaching the respective thresholds. The Company will make ongoing payments of 10% of the spot gold and silver price for each ounce delivered under the Stream.
  ESG: Several important initiatives were advanced during the fourth quarter of 2022:
    Sustainalytics (a Morningstar company) completed a review and ranking of Triple Flag’s ESG initiatives, resulting in a 4th percentile finish – 4th of 114 across the precious metals industry and 2nd in our sub-industry of precious metals mining, with an absolute risk rating of 9.2 (negligible risk). Further, we were awarded two supplemental Top Badges for both Region and Industry.
    Also during the quarter, Triple Flag received accolades as a Great Place to Work in Canada. Great Place to Work Certification™ recognizes employers who create an outstanding employee experience and an amazing workplace culture.
    Finally, in Australia, one of the most disastrous series of flooding events in recorded history was experienced in Central West New South Wales during the month of November 2022. The Northparkes leadership team has been committed to providing ongoing support to their people and communities. Triple Flag contributed A$50,000 to assist Northparkes in their relief efforts.
  Dividend: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.05 per common share that will be paid on March 15, 2023, to the shareholders of record at the close of business on March 3, 2023. The annualized dividend of US$0.20 per share represents a yield of 1.4% based on the closing share price on February 17, 2023.

2023 Guidance

In 2023, we expect attributable royalty income and stream sales to total 100,000 to 115,000 GEOs. The 2023 guidance is based on public forecasts and other disclosure by the owners and operators of our assets and our assessment thereof. While achieving record GEOs sales in 2022, our portfolio was impacted by delivery timing and the gold/silver ratio. The 2023 guidance assumes a continuation of similar lags, particularly from assets that are ramping or starting up new capacity, a persistence of a higher than historical average gold/silver ratio, and certain allowances where appropriate to account for recent operational performance. Of note:

  A portion of Northparkes GEOs will be deferred from 2023 to 2024, reflecting changes in the mill feed blending from ore sources of differing gold grade contribution, specifically the deferral of the ore from the higher grade E31N open pit that is expected to start up towards the end of 2023.
  Fosterville’s 2022 production was lower than forecast, primarily due to operating restrictions related to low-frequency noise and lower gold grades than anticipated in the fourth quarter of 2022. The operating constraints related to low-frequency noise have been assumed to continue in 2023, resulting in the deferral of approximately 3,000 GEOs attributable to Triple Flag for the year.
  Negligible GEOs are assumed from construction and ramp-up assets, specifically Pumpkin Hollow and Gunnison, until actual performance is demonstrated, although both projects appear to be making solid progress.
  Royal Bafokeng Platinum (“RBPlat”) experienced operational disruptions in late Q3 2022 as a result of a tragic underground mobile-equipment-related fatality and ensuing investigation – further details are outlined below. This will impact 2023 GEOs sales due to the timing lag between mine production, smelting, refining and metals sales, resulting in a deferral of those GEOs to future periods.
  As previously indicated, no contribution from the Omolon royalty has been assumed.
2023 Guidance[1]
GEOs Sales	100,000 to 115,000 GEOs
Depletion	$65 million to $71 million
General administration costs	Cash G&A: $16 million to $17 million Non-Cash G&A: ~$5 million
Australian Cash Tax Rate[2]	~25%
1	Assumed commodity prices of $1,850/oz gold, $22.00/oz silver, $4.00/lb copper and $100/carat for diamonds for the rest of the year.
2	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, specifically Fosterville, Beta Hunt, Dargues, Henty, Mt Carlton and Stawell

Long-Term Production Outlook Reaffirmed

Triple Flag’s long-term production outlook builds on our sector-leading GEOs growth profile since 2017, with a CAGR of 21% through 2022. GEOs sales over the five-year period ending in 2028 are expected to average +140,000 GEOs per year, a significant increase over current levels primarily due to:

  Northparkes – in the short term, increased gold production from the E31N open pit (~0.8 g/t Au), and in the medium term, the ramp-up of the E22 deposit (0.39 g/t Au), both of which host materially higher gold grades than the current run-of-mine feed forecast for 2023 (0.17 g/t Au).
  Construction-stage assets – the restart and ramp-up of operations at Pumpkin Hollow and production from Gunnison (commencing with the existing Johnson Camp mine).
  Fosterville – resolution of low-frequency noise restrictions.
  Completion of production ramp-up at Styldrift (Royal Bafokeng Platinum), Buriticá (Zijin) and Beta Hunt (Karora).

The majority of the production expected over the five-year outlook is derived from mines that are currently in production and supported by Mineral Reserve estimates. Above and beyond the current outlook, exists further optionality associated with development-stage projects that may be advanced to production during the period. The long-term production outlook requires minimal capital expenditures by the asset operators, and a number of the development projects have been permitted, providing a low-risk outlook. The long-term production outlook requires no further funding from Triple Flag.

Q4 2022 Portfolio Updates

Australia:

  Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q4 2022 and FY2022 were 3,914 GEOs and 14,058 GEOs, respectively, based on sales of 3,114 ounces of gold and 57,779 ounces of silver in Q4 2022, and sales of 11,574 ounces of gold and 206,350 ounces of silver in FY2022. Northparkes processed just over 7.6 million tonnes during the year, attaining the recently increased nameplate capacity. An order of magnitude study is planned for the newly defined MJH zone in 2023.
  Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q4 2022 and FY2022 equated to 1,855 GEOs and 8,454 GEOs, respectively. Fosterville produced 88,634 ounces of gold in Q4 2022 and 383,206 ounces of gold in the full year 2022. Agnico Eagle Mines Limited (“Agnico Eagle”) lowered its guidance for Fosterville in 2023 and 2024 due to ventilation operating restrictions related to low-frequency noise constraints. Agnico Eagle expects to return to full operating capacity once the restrictions are lifted, which could contribute up to an additional 50,000 ounces of gold to Fosterville’s production forecast in 2023 and 2024. Agnico Eagle expects to spend approximately $20.8 million for 105,300 meters of capitalized drilling and the development of exploration drifts to replace mineral reserve depletion and to add mineral resources in the Cygnet, Lower Phoenix and Robbins Hill areas in 2023. Another $4.4 million is budgeted for 11,300 meters of underground and surface expensed exploration with the aim of discovering additional high-grade mineralization at Fosterville.
  Beta Hunt (3.25% gross revenue (“GR”) gold royalty): Karora Resources Inc. announced gold Measured and Indicated Mineral Resource, net of depletions, at its flagship Beta Hunt Mine has increased by 20% and the Inferred Mineral Resources have increased by 34%. The update is highlighted by the net additions to the Western Flanks zone of 146,000 ounces in Measured and Indicated Resources and 338,000 ounces of Inferred Mineral Resources. Gold Proven and Probable Reserves also increased by 12%, or 56,000 ounces, to 538,000 ounces. Both resources and reserves have an effective date of September 30, 2022.
  Dargues (5.5% GR gold royalty): Royalties from Dargues in Q4 2022 and FY2022 equated to 510 GEOs and 2,339 GEOs, respectively. Dargues produced 8,748 ounces of gold in the quarter ended December 31, 2022, slightly lower than the prior quarter’s production of 8,968 ounces. On December 20, Aurelia Metals Limited received approval for a development consent modification (MOD5) at Dargues from the NSW Government Department of Planning and Environment. MOD5 increases the permitted processing cap for the mine from 355 ktpa to 415 ktpa.

Latin America:

  Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q4 2022 and FY2022 were 9,455 GEOs and 26,047 GEOs, respectively, based on 715,161 ounces of silver sold in Q4 2022 and 2,111,018 ounces sold in FY2022. Cerro Lindo produced 0.8 million ounces of silver during Q4 2022, a decrease from 0.9 million ounces of silver in Q4 2021, but produced 4.1 million ounces of silver for FY2022, up from 3.8 million ounces in FY2021. Nexa Resources S.A. has increased 2023-2025 silver guidance, compared to the prior year’s figures, with an increasing trend over the next three years, from 3.5 to 3.8 million ounces in 2023 to 4.0 to 4.5 million ounces in 2025 (referring to silver in concentrate). In Q4 2022, the exploration program at Cerro Lindo continued to focus on extensions of known orebodies to the southeast of Cerro Lindo, and at the Pucasalla target, 4.5 km to the northwest of the mine. Currently, there are five drilling rigs in operation.
  Buriticá (100% silver stream): Sales from Buriticá in Q4 2022 and FY2022 were 2,356 GEOs and 5,133 GEOs, respectively, based on 178,719 ounces of silver sold in Q4 2022 and 413,904 ounces in FY2022.
  Camino Rojo (2.0% NSR gold royalty): The Camino Rojo Oxide Mine produced 32,017 ounces of gold in the fourth quarter of 2022, for a total of 109,596 ounces of gold for the full year 2022, achieving the high end of the increased production guidance range of 100,000 to 110,000 ounces. Orla Mining Ltd.’s initial production guidance for 2022 was 90,000 to 100,000 ounces of gold and was increased at the end of the third quarter to a range of 100,000 to 110,000 ounces of gold. Gold production from the Camino Rojo Oxide Mine is expected to be 100,000 to 110,000 ounces in 2023.
  Eastern Borosi (2.0% NSR gold and silver royalty): During the fourth quarter, Calibre Mining Corp. (“Calibre”) announced that it had been granted the key environmental permits for the development and production of the open pit and underground mines within the Eastern Borosi project from the corresponding Nicaraguan authorities. Calibre is advancing the high-grade Eastern Borosi open pit and underground satellite deposits, expected to be in production during 2023 and feed into the Calibre’s Libertad processing facility.

North America:

  Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q4 2022 and FY2022 equated to 810 GEOs and 3,110 GEOs, respectively. Young-Davidson produced 44,500 ounces of gold in Q4 2022, down from 51,900 ounces in Q4 2021. For FY2022, Young-Davidson produced 192,200 ounces of gold. A total of $8 million has been budgeted for exploration at Young-Davidson in 2023, up from $5 million in 2022.
  Pumpkin Hollow (97.5% gold and silver stream): Subsequent to quarter-end, Nevada Copper provided an update on the restart and operational activities for Pumpkin Hollow. Nevada Copper is targeting a mill restart in Q3 2023 with the goal of achieving nameplate capacity by the end of 2023. Regional exploration activities are also continuing to advance, and several highly prospective targets of interest have been identified.
  Gunnison (16.5% copper stream): Subsequent to quarter-end, Excelsior Mining Corp. (“Excelsior”) announced that it entered into a collaboration agreement with Nuton LLC, a Rio Tinto venture, to evaluate the use of its Nuton™ copper heap leaching technologies at Excelsior's Johnson Camp mine in Cochise County, Arizona. The Nuton technologies, developed by Rio Tinto, are an extensive portfolio of advanced copper heap leaching technologies targeted at primary sulfide minerals (including lower grade minerals), which could not otherwise be processed using traditional leaching or sulfide processing technologies. These technologies offer the potential to produce additional copper in a cost-effective manner that has significant environmental benefits and reduces waste from new and ongoing operations.
  Hope Bay (1.0% NSR): Agnico Eagle Mines Limited reported that drilling in 2022 confirmed the potential to upgrade and expand mineral resources at Doris. Exploration in 2023 will primarily shift to the Madrid deposit to further expand the mineral resources with a focus on defining areas of higher-grade mineralization. Work continues on evaluating larger production scenarios (targeting 350,000 to 400,000 ounces of gold per year).

Rest of World:

  RBPlat (70% gold stream): Sales from RBPlat in Q4 2022 and FY2022 were 1,843 GEOs and 7,653 GEOs, respectively, based on 1,823 ounces of gold sold in Q4 2022 and 7,582 ounces in FY2022. Tragically, in an underground mobile-equipment-related incident, Ms. Sibilanga was fatality injured. Following this incident, the resulting stoppage materially affected September production performance with the loss of all remaining production shifts in the month and only 98 kt being hoisted compared to the 220 kt hoisted in September 2021. The stoppage will impact 2023 sales due to the timing lag between mine production, smelting, refining and metals sales. This will result in a deferral of some GEOs to future periods.
  ATO (25% gold stream and 50% silver stream): Sales from the ATO stream in Q4 2022 and FY2022 were 2,203 GEOs and 8,202 GEOs, respectively, based on sales of 2,101 ounces of gold and 9,401 ounces of silver in Q4 2022, and sales of 8,007 ounces of gold and 22,129 ounces of silver in FY2022. Sales from the ATO prepaid gold interest accounted for 522 GEOs, bringing the total GEOs from ATO to 8,724 in FY2022.

Conference Call Details

Triple Flag has scheduled an investor conference call at 10:00 a.m. ET (7:00 a.m. PT) on Wednesday, February 22, 2023, to discuss the results reported in today’s earnings announcement. The conference call will be broadcast live via a webcast and can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one month following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/445214868
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984
Replay (Until March 8):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the Company’s annual and five-year guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interest, strengths, characteristics and expected benefits and synergies of the acquisition of Maverix Metals Inc., and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, our assumptions regarding the acquisition of Maverix Metals Inc. (including our ability to derive the anticipated benefits therefrom), as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure.

	2022
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	43,886	33,754	36,490	37,755
Average gold price per ounce	1,726	1,729	1,871	1,877
GEOs	25,428	19,523	19,507	20,113	84,571
	2021
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	36,990	37,126	40,939	35,366
Average gold price per ounce	1,795	1,790	1,816	1,794
GEOs	20,605	20,746	22,537	19,714	83,602

Endnote 2: Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) is a non‑IFRS financial measure, which excludes the following from net earnings (loss):

  impairment charges
  gain/loss on sale or disposition of assets/mineral interests foreign currency translation gains/losses
  increase/decrease in fair value of financial assets
  effects of the non-cash cost of sales related to prepaid gold interests non‑recurring charges; and
  impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, effects of the non-cash cost of sales related to prepaid gold interests and non-recurring charges (such as IPO readiness costs) do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

($ thousands, except share and	Three months ended December 31		Year ended December 31
per share information)	2022	2021	2022	2021
Net earnings	$15,460	$13,381	$55,086	$45,527
Impairment charges	3,600	-	3,600	-
Gain on disposal of mineral interests	-	-	(2,099)	-
Loss on derivatives	-	-	-	297
Foreign currency translation losses	63	1	352	25
(Increase) decrease in fair value of financial assets	(733)	(60)	4,066	10,786
Non-cash cost of sales related to prepaid gold interests	836	-	836	-
IPO readiness costs[1]	-	-	-	670
Income tax effect	(961)	87	7	258
Adjusted net earnings	$18,265	$13,409	$61,848	$57,563
Weighted average shares outstanding - basic	155,793,370	156,158,978	155,950,659	148,025,464
Net earnings per share	$0.10	$0.09	$0.35	$0.31
Adjusted net earnings per share	$0.12	$0.09	$0.40	$0.39
1.	Reflects charges related to a potential U.S. listing that was not pursued.

Endnote 3: Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended December 31		Year ended December 31
($ thousands)	2022	2021	2022	2021
Operating cash flow	$36,721	$28,997	$118,376	$120,015
Acquisition of other assets	-	-	-	-
Free cash flow	$36,721	$28,997	$118,376	$120,015

Endnote 4: Adjusted EBITDA

Adjusted EBITDA is a non‑IFRS financial measure, which excludes the following from net earnings:

  income tax expense
  finance costs, net
  depletion and amortization
  impairment charges
  gain/loss on sale or disposition of assets/mineral interests foreign currency translation gains/losses
  increase/decrease in fair value of assets/investments; and
  non‑recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of assets/investments and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended December 31		Year ended December 31
($ thousands)	2022	2021	2022	2021
Net earnings	$15,460	$13,381	$55,086	$45,527
Finance costs, net	172	602	1,413	5,673
Income tax (recovery) expense	(247)	1,800	4,789	6,436
Depletion and amortization	14,697	13,156	50,460	54,071
Impairment charges	3,600	-	3,600	-
Gain on disposal of mineral interests	-	-	(2,099)	-
Loss on derivatives	-	-	-	297
Foreign currency translation loss	63	1	352	25
(Increase) decrease in fair value of investments	(378)	(60)	4,636	10,786
Increase in fair value of prepaid gold interest	(355)	-	(570)	-
IPO readiness costs[1]	-	-	-	670
Adjusted EBITDA	$33,012	$28,880	$117,667	$123,485
1.	Reflects charges related to a potential U.S. listing that was not pursued.

Endnote 5: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue and containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

($ thousands except Gross profit	Three months ended December 31		Year ended December 31
margin and Asset margin)	2022	2021	2022	2021
Revenue	$43,886	$36,990	$151,885	$150,421
Cost of sales	19,428	16,339	64,881	67,168
Gross profit	24,458	20,651	87,004	83,253
Gross profit margin	56%	56%	57%	55%
Gross profit	$24,458	$20,651	$87,004	$83,253
Add: Depletion	14,604	13,056	50,085	53,672
Add: Non-cash cost of sales related to prepaid gold interests	836	-	836	-
	39,898	33,707	137,925	136,925
Revenue	43,886	36,990	151,885	150,421
Asset margin	91%	91%	91%	91%

Endnote 6: Cash Costs and Cash Costs per GEO

Cash costs and cash costs per GEO are non-IFRS measures with no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Cash costs are calculated by starting with total cost of sales, then deducting depletion and non-cash cost of sales related to prepaid gold interests. Cash costs are then divided by GEOs sold, to arrive at cash costs per GEO. Cash costs and cash costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Management uses cash costs and cash costs per GEO to evaluate our ability to generate positive cash flow from our portfolio of assets. Management and certain investors also use this information to evaluate the Company’s performance relative to peers who present this measure on a similar basis. The following table reconciles cash costs and cash costs per GEO to cost of sales, the most directly comparable IFRS measure:

($ thousands, except GEOs	Three months ended December 31		Year ended December 31
and cash costs per GEO)	2022	2021	2022	2021
Cost of sales	$19,428	$16,339	$64,881	$67,168
Less: Depletion	14,604	13,056	50,085	53,672
Less: Non-cash cost of sales related to prepaid gold interests	836	-	836	-
Cash costs	3,988	3,283	13,960	13,496
GEOs	25,428	20,605	84,571	83,602
Cash costs per GEO	157	159	165	161

Contacts

Inquiries:
Investor Relations:
James Dendle
Senior Vice President, Corporate Development
+1 (416) 304-9770
ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
+44 (0) 7730 567 938
tripleflag@camarco.co.uk